                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                                   FORM T-1

                           STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF
                  A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                           _________________________

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
               OF A TRUSTEE PURSUANT TO SECTION 305(B)(2) [x]__

                          --------------------------

                   U.S. TRUST COMPANY, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

                                                            95-4311476
                                                        (I.R.S. employer
                                                        Identification No.)

515 South Flower Street, Suite 2700
Los Angeles, CA                                            90071
(Address of principal                                   (Zip Code)
executive offices)
                                KAREN YAMAMOTO
                      515 South Flower Street, Suite 2700
                         Los Angeles, California 90071
                                (213) 861-5000

 (Name, address, including zip code and telephone number of agent for service)
                         ____________________________

                                  MGM MIRAGE
              (Exact name of obligor as specified in its charter)

                 DELAWARE                               88-0215232
       (State or other jurisdiction                  (I.R.S. Employer
    of incorporation or organization)               Identification No.)




                        3600 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
                (Address of principal chief executive offices)


                         8-1/2 % Senior Notes due 2010
                         ------
                        (Title of indenture securities)

           (Exact Name of guarantors as specified in their charters)


MGM Grand Hotel, Inc., a Nevada corporation                                    88-0108587
MGM Grand Movieworld, Inc., a Nevada corporation                               88-0260416
Grand Laundry, Inc., a Nevada corporation                                      88-0298834
MGM Grand Advertising, Inc., a Nevada corporation                              88-0396568
MGM Dist., Inc., a Nevada corporation                                          88-0230514
Destron, Inc., a Nevada corporation                                            88-0234293
Destron Marketing, Inc., a Nevada corporation                                  88-0330790
MGM Grand Merchandising, Inc., a Nevada corporation                            88-0339740
MGM Grand Entertainment, Inc., a Nevada corporation                            88-0373099
MGM Grand Atlantic City, Inc., a New Jersey corporation                        88-0354792
MGM Grand Development, Inc., a Nevada corporation                              88-0368826
MGM Grand Detroit, Inc., a Delaware corporation                                91-1829051
New York-New York Hotel & Casino, LLC, a Nevada limited liability company      88-0329896
PRMA, LLC, a Nevada limited liability company                                  88-0430017
The Primadonna Company, LLC, a Nevada limited liability corporation            88-0430016
PRMA Land Development Co., a Nevada corporation                                88-0325842
New PRMA Las Vegas, Inc., a Nevada corporation                                 88-0430015
PRMA-MS, Inc., a Mississippi corporation                                       88-0377915
AC Holding Corp., a Nevada corporation                                         88-0220212
AC Holding Corp. II, a Nevada corporation                                      88-0220229
The April Cook Companies, a Nevada corporation                                 88-0401505
Beau Rivage Distribution Corp., a Mississippi corporation                      64-0898763
Beau Rivage Marketing Corp., a Nevada corporation                              58-2384341
Beau Rivage Resorts, Inc., a Mississippi corporation                           88-0340296
Bellagio, a Nevada corporation                                                 88-0289848
Boardwalk Casino, Inc., a Nevada corporation                                   88-0304201
Bungalow, Inc., a Mississippi corporation                                      64-0410882
Country Star Las Vegas, LLC, a Nevada limited liability company                88-0352410
DAP Corporation, a Pennsylvania corporation                                    23-2257393
EGARIM, Inc., an Alabama corporation                                           88-0310857
GN Marketing Corp., New York corporation                                       88-0227856
GNL, Corp., a Nevada corporation                                               88-0237066
GNLV, Corp., a Nevada corporation                                              88-0135579
GNLV Marketing Corp. - Canada, a Nevada corporation                            88-0279815
GNS Finance Corp., a Nevada corporation                                        88-0235356
Golden Nugget (ASIA) Ltd., a Nevada corporation                                88-0186785
Golden Nugget Aviation Corp., a Nevada corporation                             88-0173596
Golden Nugget Finance Corp., a Nevada corporation                              88-0225681
Golden Nugget Marketing Corp., a California corporation                        94-2931670
Golden Nugget Marketing Corp., a Texas corporation                             74-2289642
Golden Nugget Marketing Corp. - Illinois, a Nevada corporation                 88-0279814
Golden Nugget Manufacturing Corp., a Nevada corporation                        88-0195439


LV Concrete Corp., a Nevada corporation                                        88-0337406
MAC, Corp., a New Jersey corporation                                           22-3424950
MCD Gaming Corp., a Michigan corporation                                       38-3365594
MH, Inc., a Nevada corporation                                                 88-0245162
M.I.R. Travel, a Nevada corporation                                            88-0276369
Mirage Resorts, Incorporated, a Nevada corporation                             88-0058016
MGM Mirage Advertising, Inc., a Nevada corporation                             88-0162200
MGM Mirage Design Group, a Nevada Corporation                                  88-0406202
MGM Mirage Entertainment and Sports, a Nevada corporation                      88-0245169
MGM Mirage Retail, a Nevada corporation                                        88-0385232
The Mirage Casino-Hotel, a Nevada corporation                                  88-0224157
The Mirage-Golden Nugget Hong Kong, Ltd., a Nevada corporation                 88-0256446
The Mirage-Golden Nugget Taiwan, Ltd., a Nevada corporation                    88-0271601
Mirage Hawaii Marketing Corp., a Nevada corporation                            88-0277611
Mirage International, a Nevada corporation                                     86-0868640
Mirage Laundry Services Corp., a Nevada corporation                            88-0287118
Mirage Leasing Corp., a Nevada corporation                                     88-0424843
Mirage Resorts of Maryland, Inc., a Maryland corporation                       52-1936504
Mirage Resorts, Incorporated, a Nevada corporation                             88-0058016
Mirage Resorts Risk Management, a Nevada corporation                           88-0220450
MRGS Corp., a Nevada corporation                                               88-0321295
Restaurant Ventures of Nevada, Inc., a Nevada corporation                      88-0376749
SHCR Corp., a Texas corporation                                                76-0436501
See Saw Sign Corp., a Nevada corporation                                       88-0303757
Treasure Island Corp., a Nevada corporation                                    88-0279092
Treasure Island Productions, Inc., a Nevada corporation                        88-0303757
VidiAd, a Nevada corporation                                                   88-0428375

GENERAL
-------

1.   General Information.
     --------------------

     Furnish the following information as to the trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

          Comptroller of the Currency
          490 L'Enfant Plaza East, S.W.
          Washington, D.C.  20219

          Federal Deposit Insurance Corporation
          550 17th Street, N.W.
          Washington, D.C.  20429

          Federal Reserve Bank (12th District)
          San Francisco, California

     (b)  Whether it is authorized to exercise corporate trust powers.

     The trustee is authorized to exercise corporate trust powers.

2.   Affiliations with the Obligor
     -----------------------------

     If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15.

     The obligor currently is not in default under any of its outstanding securities for which U.S. Trust Company, National Association is Trustee. Accordingly, responses to Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15
of Form T-1 are not required under General Instruction B.

16.  List of Exhibits
     ----------------

     T-1.1 - A copy of the Articles of Association of U.S. Trust Company, National Association currently in effect; incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 333-59485.

     T-1.2 - A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association, incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-33031.

T-1.3 -A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above, incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-33031.

     T-1.4 - A copy of the By-Laws of U.S. Trust Company, National Association, as amended to date; incorporated by reference to Exhibit T-1.4 filed with Form T-1 Statement, Registration No. 33-54136.

     T-1.6 - The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939; incorporated herein by reference to Exhibit T-1.6 filed with Form T-1 Statement, Registration No. 33-33031.

     T-1.7 - A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority

     T-1.8 - Not applicable.

     T-1.9 - Not applicable.
NOTE
----

As of September 1, 2000, the Trustee had 20,000 shares of Capital Stock outstanding, all of which are owned by U.S. Trust Corporation.

The responses to Items 2, 5, 6, 7, 8, 9, 10, 11 and 14 set forth the information requested as though U. S. Trust Company, National Association and U.S. Trust Corporation were the "trustee."

In answering Item 2 in this statement of eligibility as to matters peculiarly within the knowledge of the obligor or its directors, the trustee has relied upon information furnished to it by the obligor and will rely on information to be furnished by the obligor and the trustee disclaims responsibility for the accuracy or completeness of such information.

                         -----------------------------

Pursuant to the requirements of the Trust Indenture of Act of 1939, the trustee, U.S. Trust Company, National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the 15th day of September 2000.

                              U.S. TRUST COMPANY, NATIONAL ASSOCIATION
                              Trustee

                              By: /s/ Lawrence E. Gerquest
                                 -----------------------------------------------
                                  Lawrence E. Gerquest, Assistant Vice President
                                              Authorized Signatory

U.S. Trust Company, N.A.                      Call Date:                        06/30/00     ST-BK:   06-0784   FFIEC  033
515 South Flower Street, Suite 2700           Vendor ID:                               D    Cert #:   33332     Page RC-1
Los Angeles, CA  90071                        Transit #:                        12204024

                                                               -----------------
                                                                       9
                                                               -----------------

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR June 30, 2000

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet
                                                                         C300 (-

                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
                                                                                                      RCON
1.  Cash and balances due from depository institutions (from Schedule RC-A)                           ----
    a.  Noninterest-bearing balances and currency and coin (1)................                        0081          19,697   1.a
                                                                                  ----     -------                 -------
    b.  Interest bearing balances (2).........................................                        0071             175   1.b
                                                                                  ----     -------                 -------
2.  Securities:

    a.  Held-to-maturity securities (from Schedule RC-B, column A)............                        1754               0   2.a
                                                                                  ----     -------                 -------
    b.  Available-for-sale securities (from Schedule RC-B, column D)..........                        1773         165,062   2.b
                                                                                  ----     -------                 -------
3.  Federal funds sold and securities purchased under agreements to resell....                        1350          86,900   3.
                                                                                  ----     -------                 -------
                                                                                  RCON
4.  Loans and lease financing receivables:                                        ----
    a.  Loans and leases, net of unearned income (from Schedule RC-C).........    2122     124,954                           4.a
                                                                                           -------
    b.  LESS:  Allowance for loan and lease losses............................    3123       1,092                           4.b
                                                                                           -------
    c.  LESS:  Allocated transfer risk reserve................................    3128           0                           4.c
                                                                                           -------
                                                                                                      RCON         123,832
    d.  Loans and leases, net of unearned income, allowance, and reserve                              ----
        (item 4.a minus 4.b and 4.c)..........................................                        2125                   4.d
                                                                                  ----     -------                 -------
5.  Trading assets............................................................                        3545               0   5.
                                                                                  ----     -------                 -------
6.  Premises and fixed assets (including capitalized leases)..................                        2145          10,416   6.
                                                                                  ----     -------                 -------
7.  Other real estate owned (from Schedule RC-M)..............................                        2150               0   7.
                                                                                  ----     -------                 -------
8.  Investments in unconsolidated subsidiaries and associated companies
    (from Schedule RC-M)......................................................                        2130               0   8.
                                                                                  ----     -------                 -------
9.  Customers' liability to this bank on acceptances outstanding..............                        2155               0   9.
                                                                                  ----     -------                 -------
10. Intangible assets (from Schedule RC-M)....................................                        2143          49,336   10.
                                                                                  ----     -------                 -------
11. Other assets (from Schedule RC-F).........................................                        2160          18,888   11.
                                                                                  ----     -------                 -------
12. Total assets (sum of items 1 through 11)..................................                        2170         474,306   12.
                                                                                  ----     -------                 -------

--------------
(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

U.S. Trust Company, N.A.                      Call Date:           06/30/00   ST-BK:   06-0784   FFIEC  033
515 South Flower Street, Suite 2700           Vendor ID:                  D   Cert #:  33332     Page RC-2
Los Angeles, CA  90071                        Transit #:           12204024
                                                                                               ------------
                                                                                                    10
                                                                                               ------------

Schedule RC - Continued

                                                                                           Dollar Amounts in Thousands
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13.     Deposits:
        a.  In domestic offices (sum of totals of                                                    RCON
                                                                                                    ------
            columns A and C from Schedule RC-E)...............................                        2200   396,811    13.a
                                                                                                             -------
                                                                                    RCON
                                                                                   ------
            (1)  Noninterest-bearing (1)......................................      6631    58,301                      13.a.1
                                                                                           -------
            (2)  Interest-bearing.............................................      6636   338,510
                                                                                           -------
        b.  In foreign offices, Edge and Agreement subsidiaries, and IBFs
            (1)  Noninterest-bearing..........................................
            (2)  Interest-bearing.............................................
14.     Federal funds purchased(2)  and securities sold under agreements
        to repurchase:                                                                               RCON          0    14
                                                                                                    ------   -------
                                                                                                      2800
15.     a.  Demand notes issued to the U.S. Treasury..........................                        2840         0    15.a
                                                                                   ------   -------          -------
        b.  Trading liabilities...............................................                        3548         0    15.b
                                                                                   ------   -------          -------
16.     Other borrowed money (includes mortgage indebtedness and
        obligations under capitalized leases):
        a.  With a remaining maturity of one year or less.....................                        2332         0    16.a
                                                                                   ------    ------          -------

        b.  With a remaining maturity of more than one year through                                                0
            three years.......................................................                        A547              16.b
                                                                                   ------    ------          -------
        c.  With a remaining maturity of more than three years................                        A548         0    16.c
                                                                                   ------    ------          -------
17.     Not applicable
18.     Bank's liability on acceptances executed and outstanding..............                        2920         0    18.
                                                                                   ------    ------          -------
19.     Subordinated notes and debentures.....................................                        3200         0    19.
                                                                                   ------    ------          -------

20.     Other liabilities (from Schedule RC-G)................................                        2930     5,062    20.
                                                                                   ------    ------          -------
21.     Total liabilities (sum of items 13 through 20)........................                        2948   401,873    21.
                                                                                   ------    ------          -------
22.     Not applicable

EQUITY CAPITAL
23.     Perpetual preferred stock and related surplus.........................                        3838     5,000    23.
                                                                                   ------   ------           -------
24.     Common stock..........................................................                        3230     2,010    24.
                                                                                   ------   ------           -------
25.     Surplus (exclude all surplus related to preferred stock)..............                        3839    38,962    25.
                                                                                   ------   ------           -------

26.     a.  Undivided profits and capital reserves............................                        3632    27,828    26.a
                                                                                   ------   ------           -------
        b.  Net unrealized holding gains (losses) on available-for-sale
            securities........................................................                        8434    (1,367)   26.b
                                                                                   ------   ------           -------
27.   Cumulative foreign currency translation adjustments.....................
28.   a.  Total equity capital (sum of items 23 through 27)...................                        3210    72,433    28.
                                                                                   ------   -------          -------
29.   Total liabilities and equity capital (sum of items 21and 28)............                        3300   474,306    29.
                                                                                   ------   -------          -------

Memorandum
 To be reported only with the March Report of Condition.
 1.  Indicate in the box at the right the number of the statement below that best describes the            RCON
     most comprehensive level of auditing work performed for the bank by independent external              ----
     auditors as of any date during 1997.............................................................      6724   N/A   M.1
                                                                                                                  ---


1 = Independent audit of the bank conducted in accordance                4 = Directors' examination of the bank performed by other
    with generally accepted auditing standards by certified                  external auditors (may be required by state chartering
    public accounting firm which submits a report on the bank                authority)
2 = Independent audit of the bank's parent holding company               5 = Review of the bank's financial statements by external
    conducted in accordance with generally accepted auditing                 auditors
    standards by a certified public accounting firm which                6 = Compilation of the bank's financial statements by
    submits a report on the consolidated holding company (but                external auditors
    not on the bank separately)                                          7 = Other audit procedures (excluding tax preparation
3 = Directors' examination of the bank conducted in accordance               work)
    with generally accepted auditing standards by a certified            8 = No external audit work
    public accounting firm (may be required by state chartering authority)

_________
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)  Includes limited life preferred stock and related surplus.